June 7, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to our discussion with the Securities and Exchange Commission on May 18, 2006 with respect to our precious metals business. The response below further clarifies and supplements the responses that we provided to you on March 24, 2006 and May 9, 2006 based on your letters dated February 24, 2006 and April 4, 2006.
Form 10 K for the year ended December 31, 2004
Other Assets, page 26
Sovereign Response
As we discussed in our responses to you on March 8, 2006 and on May 9, 2006, treating the precious metals on consignment as financings achieves an accounting result consistent with our historical accounting model and has no impact on earnings.
There is an earnings impact for the precious metals not on consignment that we historically carried at fair market value. For the precious metals not on consignment, we concluded that these assets should be carried at the lower of cost or market and not at fair value. We indicated in our March 24, 2006 response that because our entire precious metals position turns over continuously throughout the year, we did not believe that there was a significant difference between our precious metals not on consignment at fair value compared to the cost of the precious metals not on consignment. In our response on May 9, 2006 we provided a quantitative analysis that demonstrated that the lower or cost or market adjustment on the inventory not on consignment was immaterial.
In our discussion with the Securities Exchange Commission on May 9, 2006, the SEC staff requested that we clarify the impact on pre-tax earnings for the precious metals on consignment as a result of treating the consignment agreements as financings and specifically our response on March 24, 2006 where we indicated that “the difference between the usage fee income earned under the consignment contract and the gain/loss on the embedded derivative will be included in periodic income as an interest equivalent yield on the debt host.” In our March 24 response, we were trying to convey the point that there are two items that impact earnings as a result of treating the consignment agreements as financings. The two items that have an impact on earnings are:
1.	the usage fee that Sovereign receives over the life on the consignment agreement, and

2.	the embedded derivative contract included in each consignment agreement whose fair (1) value changes based upon changes in the price of the precious metals that are provided to the customer during the term of the precious metals agreement.

Donald A. Walker, Jr.
Securities and Exchange Commission
June 7, 2006

(1) Because the customer can elect to settle the contract at fair value at any time without penalty, the derivative is valued based on the spot rate of the metal financed, which also equals the forward rate.
Both of these items have always been reflected in earnings and accordingly as shown below, there is no impact on pre-tax earnings as a result of treating the precious metals on consignment as financings.
Prior to treating the precious metals on consignment as financings, Sovereign recorded the usage fee as income when earned and recorded changes in the fair value of the precious metals on consignment in earnings. Although the accounting literature that supports the treatment of the precious metals consignment agreements as financings is different than our historical accounting model, both components of the consignment agreements that have an impact on earnings continue to be recorded in income although the basis for recording these items has changed.
These concepts can be demonstrated by the following example that compares the impact on earnings from Sovereign’s historical accounting model to the accounting model when the precious metals on consignment are treated as financings.
EXAMPLE
Assume a precious metals consignment agreement where a customer is being provided 1,000 ounces of gold that he will be entitled to use in his business for three months. At the date the consignment agreement is executed gold has a fair market value of $10 per ounce. Under the consignment agreement, the customer is required to pay a usage fee of $200 per month for each month in which the customer elects to us the precious metals. The customer may return the metal or elect to purchase the metal at any point in time without penalty, and absent an early return, is required to settle the contract at a contractually agreed upon date. At the end of the consignment agreement the customer must return 1000 ounces of gold to Sovereign. Also assume that end of the month 1, 2 and 3 the fair market value of gold increases to $15/ounce, $20/ounce, and $25/ounce respectively.

Donald A. Walker, Jr.
Securities and Exchange Commission
June 7, 2006

	Earnings Impact
	Sovereign	Precious
	Historical	Metals as
	Accounting Model	Financings Model
Month 1
Usage fee	$200	$200
Change in FMV of precious metals	5,000	—
Change in FMV of embedded derivative (1)	—	5,000

Earnings on precious metals on consignment	$5,200	$5,200

Month 2
Usage fee	$200	$200
Change in FMV of precious metals	5,000	—
Change in FMV of embedded derivative (1)	—	5,000

Earnings on precious metals on consignment	$5,200	$5,200

Month 3
Usage fee	$200	$200
Change in FMV of precious metals	5,000	—
Change in FMV of embedded derivative (1)	—	5,000

Earnings on precious metals on consignment	$5,200	$5,200

(1)	Because the customer can elect to settle the contract at fair value at any time without penalty, the derivative is valued based on the spot rate of the metal financed, which also equals the forward rate.
******
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer